Notice of Change in Corporate Structure

Pursuant to Section 4.9 of National Instrument 51-102

Item 1	Names of the Parties to the Transaction

Sprott Resource Lending Corp. (the “Corporation”, and formerly Quest Capital Corp.)

Item 2	Description of the Transaction

Quest Capital Corp. completed all steps necessary to rebrand itself as, and change its name to, “Sprott Resource Lending Corp.”, a company whose strategy will be primarily directed to providing bridge and mezzanine lending to the natural resources sector. Pursuant to a definitive partnership agreement and managements services agreement executed by the Corporation and Sprott Lending Consulting Limited Partnership (“SLCLP”) dated as of September 7, 2010, SLCLP will provide certain management services to the Corporation and assist the Corporation in its rebranding.

Item 3	Effective Date of the Transaction

The change in the name of the Corporation was effective September 8, 2010.

Item 4	Names of each Party, if any, that ceased to be a Reporting Issuer subsequent to the Transaction and of each Continuing Entity

Not applicable.

Item 5	Date of the Reporting Issuer’s First Financial Year-End Subsequent to the Transaction (if paragraph (a) or subparagraph (b)(ii) of section 4.9, of NI 51-102 applies)

Not Applicable.

Item 6

Periods, Including Comparative Periods, if any, of the Interim and Annual Financial Statements Required to be Filed for the Reporting Issuer’s First Financial Year Subsequent to the Transaction (if paragraph (a) or subparagraph (b)(ii) of section 4.9, of NI 51-102 applies)

Not Applicable.

Item 7	Documents filed under NI 51-102 that describe the Transaction and where they can be found in electronic format

Further information about the transaction is contained in the management proxy circular of the Corporation dated July 19, 2010. A copy of this document is available under the Corporation’s profile on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

DATED as of the 8th day of September, 2010.